SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGISTICS INTERNATIONAL INC.
(Name of Subject Company)

IMAGISTICS INTERNATIONAL INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

45247T104
(CUSIP Number of Class of Securities)

     Mark S. Flynn
Vice President, General Counsel and Secretary
100 Oakview Drive
Trumbull, Connecticut 06611
(203) 365-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

     Louis L. Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Imagistics International Inc., a Delaware corporation (the “Company”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), initially filed with the Securities and Exchange Commission (“SEC”) on September 19, 2005. The Schedule 14D-9 relates to the cash tender offer by Orange Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Océ N.V., a company organized under the laws of The Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated September 19, 2005 and filed with the SEC, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights, at a purchase price of $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated September 19, 2005, and the related Letter of Transmittal.

     The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

   Item 5. Person/Assets Retained, Employed, Compensated or Used.

     The first paragraph of Item 5 of the Schedule 14D-9 is hereby amended by replacing the second sentence of such paragraph in its entirety with the following:

     Pursuant to an engagement letter, dated August 16, 2005, with Merrill Lynch, the Company agreed to pay Merrill Lynch (i) a fee (the “Success Fee”) of 0.90% of the aggregate purchase price (which is defined to include both the consideration for the acquisition by Purchaser of Shares and the value of debt of the Company assumed or acquired by Purchaser or retired by the Company) in connection with the acquisition by Purchaser of Shares of the Company in the transaction, all of which is contingent upon the consummation of the Offer or (ii) a fee of 25% of any termination or break-up fee (net of certain expenses) received by the Purchaser in connection with the transaction, subject to a cap in the case of (ii) of 50% of the Success Fee. Assuming the completion of the Offer at the current Offer Price of $42.00 per Share, and the completion of the subsequent Merger, and based on the number of Shares and Options outstanding as of September 9, 2005, and the indebtedness of the Company as of September 14, 2005, we estimate the Success Fee would be approximately $6.79 million.

   Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the section captioned “Certain Legal Matters” in Item 8:

     The Company has been notified that its request for early termination of the waiting period applicable to the Offer and the Merger under the HSR Act was granted, and such waiting period was terminated, effective September 30, 2005.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMAGISTICS INTERNATIONAL INC.

By:	/s/ Mark S. Flynn

	Name:	Mark S. Flynn
	Title:	Vice President, General Counsel and Secretary

Dated: October 4, 2005